Urban Outfitters, Inc.

5000 South Broad Street

Philadelphia, PA 19112

May 26, 2010

VIA EDGAR

Mr. John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Re:	Urban Outfitters, Inc.

Form 10-K for Fiscal Year Ended January 31, 2010

Filed April 1, 2010

Definitive Proxy Statement on Schedule 14A

Filed April 1, 2010

File No. 000-22754

Dear Mr. Reynolds:

We respectfully submit this letter in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s comment letter dated April 30, 2010 concerning our Form 10-K for the fiscal year ended January 31, 2010 and our Definitive Proxy Statement on Schedule 14A for the Annual Meeting held on May 18, 2010 (the “Proxy Statement”). For your convenience, we have repeated below in bold type the comment to which we are responding and have set forth our response immediately below the applicable comment. References in this letter to “the Company,” “we,” “us,” “our,” or “ours” refer to Urban Outfitters, Inc. and its consolidated subsidiaries.

Form 10-K for Fiscal Year Ended January 31, 2010

Item 15.	Exhibits and Financial Statement Schedules

1.	We note that you failed to include all of the schedules and exhibits to some of your filed exhibits. Please file a complete copy of Exhibit 10.1, Exhibit 10.3, and Exhibit 10.4 with your next Exchange Act report.

Response:

We advise the Staff that in connection with our Form 10-Q for the three months ended April 30, 2010, we will file copies of Exhibits 10.1, 10.3 and 10.4, including schedules and exhibits thereto. Please note, however, that we are currently reviewing the content of these schedules and exhibits to determine whether a confidential treatment request is appropriate for the information contained therein, and we respectfully reserve our right to request confidential treatment with respect to any such schedules and exhibits.

Mr. John Reynolds

Securities and Exchange Commission

May 26, 2010

Definitive Proxy Statement on Schedule l4A

Compensation of Executive Officers, page 21

2.	In future filings, please disclose all of the performance targets for the performance bonus plan, as discussed on page 27. This would include the “plan” level, “goal” level and the “stretch” level. In your response, please provide us with your proposed draft disclosure.

Response:

We advise the Staff that in future filings, beginning with our annual report for the fiscal year ended January 31, 2011 or proxy statement for our 2011 annual meeting, we will disclose all of the performance targets for the performance bonus plan discussed on page 27 of our Proxy Statement. In preparing our Proxy Statement, we believed that only the Company-wide sales and operating profit measures for the “stretch” level were material, since the “stretch” level was achieved and the bonuses associated therewith were payable. We took the same approach for the brand-level performance targets applicable to the President of Urban Outfitters Brand, Tedford Marlow, omitting the “plan” level (which was surpassed) and disclosing both the “goal” level (which was achieved and paid) and the “stretch” level (which was not achieved). In light of the Staff’s comment, however, we will provide the requested disclosure in our future filings. We further advise the Staff that, due to an inadvertent typographical error, the approximate Company-wide “stretch” level of sales was misstated and should have been presented as $1.89 billion instead of $1.86 billion. Because actual Company-wide sales exceeded such amounts by over $60 million, and the actual bonuses paid were appropriately disclosed, we do not believe this error was material to our Proxy Statement.

Set forth below are two paragraphs from page 27 of our Proxy Statement, marked to reflect additional performance targets in response to the Staff’s comments. We intend to include similar disclosure in our future filings to the extent applicable.

For Fiscal 2010, either a portion or all of each executive officer’s bonus (including those for named executive officers) was tied to three incremental levels of Company-wide sales and operating profit measures—the “plan” level, the “goal” level, and the “stretch” level. In Fiscal 2010, the Company exceeded the “stretch” level of sales of approximately $1.89~~6~~ billion and operating profit of approximately $320.5 million (the “Sales and Profit Plan Stretch”) because actual Company sales were approximately $1.94 billion and actual Company operating profit was approximately $339.0 million. As a result, bonuses tied to all Company-wide performance criteria were paid at their maximum levels; that is, in exceeding the Sales and Profit Plan Stretch, the “plan” level of sales of approximately $1.83 billion and operating profit of approximately $262.3 million and the “goal” level~~s~~ of sales of approximately $1.87 billion and operating profit of approximately $291.2 million were necessarily also surpassed.

Mr. John Reynolds

Securities and Exchange Commission

May 26, 2010

For Fiscal 2010, brand executive officers, such as Tedford Marlow, President of Urban Outfitters Brand, had additional performance criteria based upon three incremental levels (i.e., the “plan” level, the “goal” level, and the “stretch” level) of brand sales and operating profit measures. Urban Outfitters Brand exceeded its “goal” threshold of net sales of approximately $894.1 million and operating profit of approximately $155.7 million (the “Brand Sales and Profit Plan Goal”) because actual Brand sales were approximately $915.9 million and actual Brand operating profit was approximately $165.9 million. As a result, bonuses tied to Urban Outfitters Brand performance criteria were paid for the “plan” and “goal” levels; that is, in exceeding the Brand Sales and Profit Plan Goal, the “plan” level of Brand sales of approximately $876.3 million and Brand operating profit of approximately $140.3 million was necessarily also surpassed. The Brand did not achieve its “stretch” level for both net sales and operating profit. Although actual Urban Outfitters Brand sales of approximately $915.9 million surpassed the “stretch” net sales level of approximately $903.1 million, actual brand operating profit of approximately $166.0 million did not exceed the “stretch” operating profit level of approximately $171.4 million.

3.	We note the disclosure on page 32 that in fiscal year 2009 you granted PSU awards that were to vest based upon performance measures. According to the proxy statement for 2009, there were two performance measures: operating profit and fair market value of the common stock at the end of fiscal 2010. While you have disclosed the performance target for operating profit, you have not disclosed the threshold fair market value of common stock. In future filings, please disclose the fair market value target, or provide in your response letter a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that you will disclose the performance targets in future filings, please provide us with your proposed draft disclosure.

Response:

We advise the Staff that in future filings – specifically, in our annual report for the fiscal year ended January 31, 2011 or proxy statement for our 2011 annual meeting – we will disclose the threshold for Fair Market Value of our Common Shares for PSU awards that have vested or expired during the year. Set forth below is an excerpt from page 32 of our Proxy Statement, marked to reflect the threshold Fair Market Value of our Common Shares in response to the Staff’s comments. We intend to include similar disclosure in our future filings to the extent applicable.

Measuring Achievement: Fiscal 2009 Performance Stock Unit Award

On April 28, 2008, the Company granted two performance stock unit awards to the Chief Executive Officer (as discussed in the Company’s proxy

Mr. John Reynolds

Securities and Exchange Commission

May 26, 2010

statement relating to last year’s annual meeting of shareholders). The first of these awards had a measurement period spanning Fiscal 2009 and Fiscal 2010, and required: (i) the Company’s achievement of average Operating Profits for those two years of 17.60% and (ii) the Fair Market Value (as defined in the Plans) of the Company’s Common Shares at the end of Fiscal 2010 to meet or exceed $23.19, which was the established threshold percentage of 70% of the Grant Date Fair Value (as defined in the Plans). The Company’s actual Operating Profit rates were 16.32% and 17.40% for those two years, respectively, and the average Operating Profit rate was 16.86%, which did not satisfy the target. The Fair Market Value of the Company’s Common Shares at the end of Fiscal 2010 was $31.57, which exceeded the threshold. Because the performance measure~~s~~, ~~therefore,~~ relating to Operating Profit was not met ~~and the~~, the award expired unvested. The second award has a measurement period spanning Fiscal 2009 through Fiscal 2011, and therefore whether it will vest is not yet determinable.

4.	Footnote one to the grants of plan-based awards table indicates that the threshold column was omitted because the bonus plan for 2010 did not provide for the threshold concept. Please explain this statement in light of the disclosure on page 27 that the performance targets were set at the “plan” level, “goal” level, and “stretch” level. In addition, please explain why you have not included the estimated future payouts under non-equity incentive plan awards for Mr. Hayne. The disclosure on page 27 indicates Mr. Hayne was included in the bonus plan and the summary compensation table reflects non-equity incentive plan compensation. Lastly, please explain why the target and maximum potential payout under the non-equity incentive plan are the same in light of the three levels of performance targets.

Response:

As our legal counsel has discussed with the Staff, in drafting our Proxy Statement we did not believe the Urban Outfitters Executive Incentive Plan (the “Incentive Plan”) provided for the threshold concept because, as described in our Compensation Discussion and Analysis section, a participant who does not achieve any performance targets would receive no bonus compensation. In light of the Staff’s comment and following the discussion with the Staff, we understand the Staff’s position and we advise the Staff that in future filings, we will add a “Threshold” column to the Estimated Future Payouts Under Non-Equity Incentive Plan Awards section of the Grants of Plan-Based Awards table. This new column, an example of which is set forth following the second paragraph of our response to this comment, will disclose the lowest amount payable for achievement of the minimum level of performance at which a bonus becomes payable. As the proposed disclosure below indicates, for our fiscal year ended January 31, 2010, the “Threshold” would have been the “plan” level of the Company-wide sales and operating profit performance targets.

Mr. John Reynolds

Securities and Exchange Commission

May 26, 2010

As further discussed with the Staff, we presented the “Target” level of performance in the Grants of Plan-Based Awards table as the amount each executive was actually paid for performance objectives achieved in the fiscal year. Where an executive achieved the “stretch” level of performance and was paid 100% of his potential bonus we listed the “Target” and “Maximum” as the same amounts. We believe that each executive considers his “target” to be the “stretch” level of performance, i.e., the level of achievement at which he receives 100% of the potential bonus. Although lesser amounts of the potential bonus are payable if the “stretch” level is not achieved (assuming the “plan” and/or “goal” levels are surpassed), we did not consider either of those to be the “target” level under the plan. Following the discussion with the Staff and considering the Staff’s comment, we advise the Staff that, in future filings (beginning with our annual report for the fiscal year ended January 31, 2011 or proxy statement for our 2011 annual meeting), to the extent applicable, we will present the Estimated Future Payouts Under Non-Equity Incentive Plan Awards section of the Grants of Plan-Based Awards table using the same format as set forth below for Fiscal 2010:

	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)
	Threshold ($)		Target (2) ($)	Maximum(3) ($)
Glen T. Senk	1,000,000	(4)	1,500,000	2,000,000
John E. Kyees	132,000	(4)	198,000	264,000
Richard A. Hayne	300,000	(4)	450,000	600,000
Tedford A. Marlow	56,400	(5)	423,000	564,000
Glen A. Bodzy	50,000	(4)	100,000	150,000

(1)	The amounts listed represent potential threshold, target and maximum bonuses available to the named executive officers under the Incentive Plan. This table reports the awards that could have been earned in Fiscal 2010. The actual payments are reported above in the Summary Compensation Table in the column entitled “Non-Equity Incentive Plan Compensation.” As described above in “—Compensation Discussion and Analysis,” the Compensation Committee has discretion to reduce any amounts payable to any executive and to increase amounts payable to executives who are not Covered Employees.
(2)	The amounts listed represent amounts payable for achievement of the Company-wide “goal” level of sales and operating profit, for all executives except Mr. Marlow. For Mr. Marlow, the amount listed represents the amount payable if both the Company-wide and Urban Outfitters Brand “goal” levels of sales and operating profit are met.
(3)	The amounts listed represent amounts payable for achievement of the Company-wide “stretch” level of sales and operating profit, for all executives except Mr. Marlow. For Mr. Marlow, the amount listed represents the amount payable if both Company-wide and Urban Outfitters Brand “stretch” levels of sales and operating profit are met.
(4)	The amount listed represents the amount payable for achievement of the Company-wide “plan” level of sales and operating profit. If the “plan” level is not met, the executive would receive $0.
(5)

The amount listed represents the amount payable for achievement of the Company-wide “plan” level of sales and operating profit. As discussed above in “—Compensation Discussion and Analysis,” if Urban Outfitters Brand achieves the “plan” level of sales and operating profit, the executive receives an additional 40% of his maximum potential bonus, or $225,600. If neither

Mr. John Reynolds

Securities and Exchange Commission

May 26, 2010

the Company-wide nor the Urban Outfitters Brand “plan” levels are met, the executive would receive $0.

We advise the Staff that the Estimated Future Payouts Under Non-Equity Incentive Plan Awards for Mr. Hayne were not provided due to an inadvertent omission in that table. We advise the Staff that in future filings – specifically, in our annual report for the fiscal year ended January 31, 2011 or proxy statement for our 2011 annual meeting – we will disclose these figures for Mr. Hayne. Similar information was provided for Mr. Hayne in the Summary Compensation Table on page 38, where we reported the $600,000 he received as a non-equity incentive plan award. In addition, in the Compensation Discussion and Analysis on pages 27 and 28, we disclose each of Mr. Hayne’s performance targets under the Incentive Plan and further describe that each target was achieved. Accordingly, while we undertake to correct this in future filings, we believe that such information is included elsewhere in the filing and that the omission is not material. We have included the information for Mr. Hayne in the “Threshold,” “Target,” and “Maximum” columns presented in the Grants of Plan-Based Awards table as part of the proposed disclosure set forth above.

Mr. John Reynolds

Securities and Exchange Commission

May 26, 2010

In connection with the responses to the comments set forth above, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Glen T. Senk
Glen T. Senk
Chief Executive Officer

cc:	Damon Colbert

Pamela Howell

Glen A. Bodzy, Esq.

Walter J. Mostek, Jr., Esq.